

January 23, 2012

<u>Via E-mail</u>
Wei Wang
Chief Executive Officer
ChineseInvestors.Com, Inc.
13791 E. Rice Place, Suite #107
Aurora, CO 80015

   Re: **ChineseInvestors.Com, Inc.**
      Amendment No. 1 to Form S-1
      Filed December 27, 2011
      File No. 333-178655

Dear Mr. Wang:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Provide all financial statements and information required by Form S-1. Refer to Item 11(e) of Form S-1 and Article 8 of Regulation S-X.

2. You disclose that you are registering the resale of an indeterminate number of shares of your common stock that will be sold to Kodiak Capital Group, LLC under an Investment Agreement dated October 26, 2011. Per the Agreement, you may sell up to $1,500,000 shares of common stock at a price based on 85% of the lowest daily volume average share price over a five trading day period. We note, per the prospectus cover page, you do not have a public market for your shares. Further, we note you have registered your common stock under section 12(g) of the Exchange Act under a Form 10-12G/A (File No. 000-54207) filed on November 29, 2010, as amended. Nevertheless, the registration of the resale of Kodiak's shares is the initial public offering of your shares.

We believe you should withdraw your registration statement in its current form as an indirect, primary offering because we do not believe the company has "completed" the private transaction contemplated by the Investment Agreement prior to the filing of the registration statement. For guidance, please refer to the Division's Compliance and Disclosure Interpretations, Securities Act Sections, Question 139.13 which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm. In this regard, we do not believe the private transaction has been completed because the price of your common stock—a material term of the private transaction—is indeterminable due the lack of a market for your shares. Further, our accommodation does not allow you to register the resale of Kodiak's shares under an equity line agreement as the initial public offering of your shares. In the alternative, after withdrawing your registration statement and having completed the private placement, you may register the resale of the equity line securities after each put.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ajay Koduri, Attorney-Advisor, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Dennis Brovarone, Esq.